Mail Stop 4561

August 7, 2006

Tom Manley
Senior Vice President, Finance & Administration
and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada K1G 4K9

  Re: Cognos Inc.
    Form 10-K for the Fiscal Year Ended February 28, 2006
    Filed August 1, 2006
    Form 8-K Filed July 31, 2006
    File No. 033-72402

Dear Mr. Manley:

   We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed July 21, 2006

1.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted
        above which excludes a certain number of recurring items. Tell us how you
        considered Question 8 of Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures to include the following disclosures:

        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

        In this regard, we believe you should further enhance your disclosures to comply
        with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related
        FAQ to demonstrate the usefulness of your non-GAAP financial measures which
        excludes a number of recurring items, especially since these measures appear to
        be used to evaluate performance. Your current disclosures regarding the reasons
        for presenting these non-GAAP measures appear overly broad considering that
        companies and investors may differ as to which items warrant adjustment and
        what constitutes operating performance. Additionally, it is unclear why certain
        excluded items should not be considered in assessing your performance as several
        appear to be recurring and integral to your performance. For example, it is
        unclear to us why amortization of intangible assets is not relevant for investors
        considering that the use of these assets contributes to generating revenue.
        Similarly, it is unclear why excluding stock-based compensation is appropriate
        considering that offering your employees equity instruments appears to be a key
        incentive offered in the achievement of your goals as an organization.

2.   We also note your US GAAP to Non-GAAP reconciliation on pages 13 and 14.
        We believe the non-GAAP operating statement columnar format appearing in this
        8-K may create the unwarranted impression to investors that the non-GAAP
        operating statement has been prepared under a comprehensive set of accounting
        rules or principles while also conveying undue prominence to a statement based
        on non-GAAP measures. Please remove this presentation, or explain to us in
        reasonable detail why its retention is justified in light of these concerns. As a
        substitute for this presentation format, you may consider presenting only

individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Tell us how you intend to comply with the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief